Faraday Future Intelligent Electric Inc.

18455 S. Figueroa Street

Gardena, California 902489

June 26, 2023

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Faraday Future Intelligent Electric Inc. - Registration Statement on Form S-3 (Registration No. 333-272745)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on June 28, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Faraday Future Intelligent Electric Inc. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Jeeho Lee of O’Melveny & Myers LLP, counsel to the Company, at 212-326-2266, or in her absence, Michelle Earley at 737-261-8629, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

[SIGNATURE PAGE FOLLOWS]

Sincerely,

Faraday Future Intelligent Electric Inc.

By:	/s/ Xuefeng Chen
Xuefeng Chen
Global Chief Executive Officer

cc:	Jeeho Lee
Michelle Earley